Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 10, DATED FEBRUARY 23, 2017
TO THE PROSPECTUS, DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 4, dated October 5, 2016, Supplement No. 5, dated October 18, 2016, Supplement No. 6, dated November 18, 2016, Supplement No. 7, dated December 8, 2016, Supplement No. 8, dated December 14, 2016 and Supplement No. 9, dated January 13, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Estimated Net Asset Value Per Share and Offering Prices

We have disclosed previously that we expect to announce a new estimated net asset value per share, or estimated NAV per share, of our common stock no later than April 2017, based upon a valuation determined with the assistance of one or more independent valuation firms. We currently anticipate that we will announce the estimated NAV per share of our common stock on or around March 2, 2017. The estimated NAV per share will ultimately and solely be the decision of our board of directors. In connection with the determination of the estimated NAV per share of our common stock, our board of directors, in its sole discretion, also may determine to change the offering prices per share of our Class A shares and Class T shares of common stock. We currently expect to announce any such change to the offering prices at the time we announce the estimated NAV per share. The new offering prices, if any, will take effect on March 9, 2017. Subscriptions accepted on and after March 9, 2017 will be accepted at the new offering prices, if any are announced on March 2, 2017.